FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Enhertu improved PFS in HER2-low and ultralow

29 April 2024

Enhertu demonstrated statistically significant and clinically meaningful improvement in progression-free survival in HR-positive, HER2-low metastatic breast cancer following one or more lines of endocrine therapy in DESTINY-Breast06 Phase III trial

AstraZeneca and Daiichi Sankyo's Enhertu also demonstrated a clinically meaningful progression-free survival improvement in patients with HER2-ultralow expression

Positive high-level results from the DESTINY-Breast06 Phase III trial showed that Enhertu (trastuzumab deruxtecan) demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) compared to standard-of-care chemotherapy in the primary trial population of patients with HR-positive, HER2-low (IHC 1+ or 2+/ISH-) metastatic breast cancer following one or more lines of endocrine therapy.

A statistically significant and clinically meaningful improvement in PFS was also observed in the overall trial population (patients with HER2-low and HER2-ultralow [defined as IHC 0 with membrane staining; IHC >0<1+] metastatic breast cancer). A prespecified subgroup analysis showed the clinically meaningful improvement was consistent between patients with HER2-low and HER2-ultralow expression.

Overall survival (OS) data were not mature at the time of the analysis; however, Enhertu showed an early trend towards an OS improvement versus standard-of-care chemotherapy in patients with HER2-low metastatic breast cancer and in the overall trial population. The trial will continue as planned to further assess OS and other secondary endpoints.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "DESTINY-Breast06 shows that Enhertu could become a new standard of care for patients with HER2-low and HER2-ultralow metastatic breast cancer following one or more lines of endocrine therapy. These data underscore the potential for treatment with Enhertu across the spectrum of HR-positive breast cancer, further redefining the treatment of metastatic breast cancer."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo, said: "The topline results from DESTINY-Breast06 highlight the importance of continuing to challenge current treatment paradigms and established breast cancer classifications to evolve how we treat patients with HR-positive, HER2-expressing metastatic breast cancer. Building on the practice-changing data seen in DESTINY-Breast04, these results reinforce the potential for use of Enhertu earlier in the treatment landscape and in an even broader patient population."

Enhertu is a specifically engineered HER2-directed DXd antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

It is estimated that approximately 60-65% of HR-positive, HER2-negative breast cancers are HER2-low and potentially an additional 25% may be HER2-ultralow.1,2  Endocrine therapies are widely used in the early lines of treatment for HR-positive metastatic breast cancer; however after two lines of treatment, further efficacy from endocrine therapy is often limited.3 The current standard of care following endocrine therapy is chemotherapy, which is associated with poor response rates and outcomes.3-6

The safety profile of Enhertu was consistent with previous breast cancer clinical trials with no new safety signals identified.

The data will be presented at a forthcoming medical meeting and shared with global regulatory authorities.

Notes

DESTINY-Breast06
DESTINY-Breast06 is a global, randomised, open-label, Phase III trial evaluating the efficacy and safety of Enhertu (5.4 mg/kg) versus investigator's choice of chemotherapy (capecitabine, paclitaxel or nab-paclitaxel) in patients with HR-positive, HER2-low (IHC 1+ or 2+/ISH-) or HER2-ultralow (defined as IHC 0 with membrane staining; IHC >0<1+) advanced or metastatic breast cancer. Patients in the trial had no prior chemotherapy for advanced or metastatic disease and either experienced disease progression within 6 months of starting 1st-line treatment with an endocrine therapy combined with a CDK4/6 inhibitor or received at least two previous lines of endocrine therapies in the metastatic setting.

The primary endpoint is PFS in the HR-positive, HER2-low patient population as measured by blinded independent central review (BICR). Key secondary endpoints include OS in patients with HER2-low expression and PFS by BICR and OS in the overall trial population (HER2-low and HER2-ultralow). Other secondary endpoints include objective response rate, duration of response, time to first subsequent treatment or death, time to second subsequent treatment or death and safety. Analysis of the HER2-ultralow subgroup was not powered to demonstrate statistical significance.

DESTINY-Breast06 enrolled 866 patients (n=713 for HER2-low and n=153 for HER2-ultralow) at multiple sites in Asia, Europe, North America and South America. For more information about the trial, visit ClinicalTrials.gov.

Breast cancer and HER2 expression
Breast cancer is the second most common cancer and one of the leading causes of cancer-related deaths worldwide.7 More than two million breast cancer cases were diagnosed in 2022 with more than 665,000 deaths globally.7 While survival rates are high for those diagnosed with early breast cancer, only approximately 30% of patients who are diagnosed with or progress to metastatic disease are expected to live five years after their diagnosis.8

HR-positive, HER2-negative is the most common breast cancer subtype, accounting for approximately 70% of all breast cancers.8 HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours, including breast cancer.9 Patients with high levels of HER2 expression (IHC 3+ or 2+/ISH+) are classified as HER2-positive and treated with HER2-targeted therapies, representing approximately 15-20% of all breast cancers.10 Historically, tumours that were not classified as HER2-positive were classified as HER2-negative; however, many of these tumours still carry some level of HER2 expression.11 It is estimated that approximately 60-65% of HR-positive, HER2-negative breast cancers are HER2-low and potentially an additional 25% may be HER2-ultralow.1,2

Prior to the approval of Enhertu in HER2-low metastatic breast cancer post chemotherapy based on the DESTINY-Breast04 trial, there were no targeted therapies approved specifically for patients with HER2-low expression.12 There are no targeted therapies specifically approved for patients with HER2-ultralow expression.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

Enhertu (5.4 mg/kg) is approved in more than 60 countries for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+ or 2+/ISH+) breast cancer who have received a (or one or more) prior anti-HER2-based regimen, either in the metastatic setting or in the neoadjuvant or adjuvant setting, and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4 mg/kg) is approved in more than 60 countries for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or 2+/ISH-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4 mg/kg) is approved in more than 35 countries for the treatment of adult patients with unresectable or metastatic NSCLC whose tumours have activating HER2 (ERBB2) mutations, as detected by a locally or regionally approved test, and who have received a prior systemic therapy based on the results from the DESTINY-Lung02 trial. Continued approval in the US for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (6.4 mg/kg) is approved in more than 40 countries for the treatment of adult patients with locally advanced or metastatic HER2-positive (IHC 3+ or 2+/ISH+) gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 and/or DESTINY-Gastric02 trials.

Enhertu (5.4 mg/kg) is approved in the US for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+) solid tumours who have received prior systemic treatment and who have no satisfactory alternative treatment options based on results from the DESTINY-PanTumor02, DESTINY-Lung01 and DESTINY-CRC02 trials.

Enhertu development programme
A comprehensive global clinical development programme is underway evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers. Trials in combination with other anti-cancer treatments, such as immunotherapy, also are underway.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate (ADC), AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive and HER2-low metastatic breast cancer and are exploring its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex and Zoladex (goserelin) and aims to reshape the HR-positive space with first-in-class AKT inhibitor, Truqap, and next-generation SERD and potential new medicine camizestrant. AstraZeneca is also collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan, in this setting.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in these settings and to explore its potential in earlier disease.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is evaluating the potential of datopotamab deruxtecan alone and in combination with immunotherapy Imfinzi (durvalumab), Truqap in combination with chemotherapy, and Imfinzi in combination with other oncology medicines, including Lynparza and Enhertu.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   Denkert C, et al. Clinical and molecular characteristics of HER2-low-positive breast cancer: pooled analysis of individual patient data from four prospective, neoadjuvant clinical trials. Lancet Oncol. 2021 Aug;22(8):1151-1161.
2.   Chen Z, et al. Is HER2 ultra-low breast cancer different from HER2 null or HER2 low breast cancer? A study of 1363 patients. Breast Cancer Res Treat. 2023 Nov;202(2):313-323.
3.   Manohar P, et al. Updates in endocrine therapy for metastatic breast cancer. Cancer Biol Med. 2022 Feb 15; 19(2):202-212.
4.   Cortes J, et al. Eribulin monotherapy versus treatment of physician's choice in patients with metastatic breast cancer (EMBRACE): a phase 3 open-label randomised study. Lancet. 2011;377:914-923.
5.   Yuan P, et al. Eribulin mesilate versus vinorelbine in women with locally recurrent or metastatic breast cancer: A randomised clinical trial. Eur J Cancer. 2019;112:57-65.
6.   Jerusalem G, et al. Everolimus Plus Exemestane vs Everolimus or Capecitabine Monotherapy for Estrogen Receptor-Positive, HER2-Negative Advanced Breast Cancer. JAMA Oncol. 2018;4(10):1367-1374.
7.   Bray F, et al. Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin. 2024 Apr 4. doi: 10.3322/caac.21834.
8.   National Cancer Institute. Surveillance, Epidemiology and End Results Program. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html. Accessed April 2024
9.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.
10.  Ahn S, et al. HER2 status in breast cancer: changes in guidelines and complicating factors for interpretation. J Pathol Transl Med. 2020;54(1):34-44.
11.  Sajjadi E, et al. Improving HER2 testing reproducibility in HER2-low breast cancer. Cancer Drug Resist. 2022;5(4):882-888.
12.  Modi S, et al. Trastuzumab Deruxtecan in Previously Treated HER2-Low Advanced Breast Cancer. N Engl J Med. 2022;387:9-20.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary